

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



March 28, 2003

Mary R. Korby
Weil, Gotshal & Manges LLP
100 Crescent Court
Suite 1300
Dallas, TX 75201

Re: Financial Industries Corporation
Incoming letter dated February 13, 2003

Dear Ms. Korby:

This is in response to your letter dated February 13, 2003 concerning the shareholder proposal submitted to Financial Industries by Heritage Fund Advisors. We also have received letters from the proponent dated February 24, 2003 and March 10, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John F. Ray
Co-Chairman
Heritage Capital Advisors
3384 Peachtree Road, NE
Suite 300
Atlanta, GA 30326

WEIL, GOTSHAL & MANGES LLP
100 CRESCENT COURT
SUITE 1300
DALLAS, TEXAS 75201
(214) 746-7700
FAX: (214) 746-7777

BOSTON
BRUSSELS
BUDAPEST
FRANKFURT
HOUSTON
LONDON
MIAMI
NEW YORK
PRAGUE
SILICON VALLEY
SINGAPORE
WARSAW
WASHINGTON, D.C.

MARY R. KORBY
DIRECT LINE (214) 746-7864
FAX LINE (214) 746-7777
E-MAIL: mary.korby@weil.com

February 13, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Financial Industries Corporation Shareholder Proposal
Submitted by Heritage Fund Advisors, LLC

Ladies and Gentlemen:

We are writing on behalf of our client, Financial Industries Corporation, a Texas corporation (the "Company"),with respect to a shareholder proposal (the "Proposal") submitted to the Company by Heritage Fund Advisors, LLC ("Heritage") for inclusion in the Company's proxy statement and form of proxy for its 2003 Annual Shareholders' Meeting. Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of the Company to notify the Commission of the Company's intention to omit the Proposal from the proxy materials for its 2003 Annual Meeting of Stockholders.

The Company believes that the Proposal may be properly omitted from the Company's 2003 proxy materials on each of the following, separately sufficient grounds:

1. Pursuant to Rule 14a-8(i)(10) of the Exchange Act, the Proposal has already been substantially implemented by the Company.

2. Pursuant to Rule 14a-8(i)(7) of the Exchange Act, the Proposal deals with matters relating to the conduct of the ordinary business operations of the Company.

In view of the foregoing and for the reasons set forth below, we request, on behalf of the Company, that the Staff confirm that it will not recommend enforcement action if the Proposal and the supporting statement identified herein are omitted from the Company's 2003 proxy materials.

I. THE PROPOSAL

By letter dated December 30, 2002 (a copy of which is attached hereto as Exhibit A), Heritage submitted the Proposal to the Company. The following is the text of the Proposal:

> "Shareholder Proposal
>
> RESOLVED, that the shareholders of Financial Industries Corp. (the "Company") recommend and request that the Company's Board of Directors appoint a strategic development committee of independent directors (the "Committee") to explore, receive and evaluate alternatives and proposals to enhance the value of the Company within the next 90 days, including, but not limited to, the prompt sale, merger, consolidation of the Company or a sale of all or substantially all of its assets and business (individually and collectively, a "Business Combination"), which Committee shall engage an investment banking firm with experience in insurance company mergers and acquisitions, and such other professional advisors as the Committee determines is appropriate to assist it and the Board of Directors in such process.
>
> Supporting Statement
>
> This Proposal is intended to give all Company shareholders the opportunity to convey to the Company's Board of Directors their support for the Company's prompt consideration of, and action on, Business Combination alternatives and proposals, and to encourage the Company to seriously consider all offers that the Company may receive in order to maximize shareholder value. It is believed that a committee of independent directors can best effect this action, and will best represent the interests of the Company shareholders without the conflicts of interest with directors who are, or who have been associated with, present or former management of the Company. The Committee should be appropriately advised by independent and qualified investment bankers, who can assist in establishing a process that implements the Proposal and in evaluating Business Combination proposals."

II. THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL

Rule 14a-8(i)(10) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof if that company has already substantially implemented the proposal. The Proposal submitted by Heritage recommends that the Company's Board of Directors appoint a committee of independent directors to explore, receive and evaluate alternatives and proposals to enhance the value of the Company and to hire an investment banking firm to assist it in such process. On December 13, 2002, the Company's Board of Directors appointed a Special Committee to review indications of interest received by the Company. In response to the Proposal, on January 6, 2003, the Company's Board of Directors unanimously approved a realignment of the Special Committee to include only independent directors and it authorized the Special Committee to hire an investment banker to perform a valuation analysis of the Company and to explore the Company's strategic alternatives. On January 27, 2003, the Special Committee retained Salomon Smith Barney Inc., a reputable and internationally recognized investment banking firm with broad based experience, including insurance company mergers and acquisitions, as its financial advisor to review the Company's strategic alternatives. As stated in a press release by the Company on January 27, 2003, "Salomon has been directed to review a number of alternatives including continuing implementation of the business plan of the new management, consideration of the Pillar proposal, the sale, merger, or consolidation of the Company, and any other alternatives that Salomon believes should be considered."[1] Based on the foregoing, it is apparent that the Proposal has already been substantially implemented and that no purpose would be served by its inclusion in the Company's proxy materials. Accordingly, we believe that it may be properly excluded from the Company's proxy materials under Rule 14a-8(i)(10) of the Exchange Act.

The situation faced by the Company is virtually identical to those presented in letters in response to which the Commission previously granted no-action relief on the grounds that the proposal had been substantially implemented. For example, in *Longview Fibre Company* (October 21, 1999), a shareholder proposal requested that "that the board of directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the Company, including, but not limited to, possible sale, merger or other transaction for any or all of the assets of the Company." As in the present situation, after receiving the shareholder proposal,

[1] The "Pillar proposal" refers to an unsolicited indication of interest in the acquisition of the Company.

Longview retained the services of an investment banker to explore alternatives. The Commission granted no-action relief to Longview on the basis of Rule 14a-8(i)(10). In addition, on numerous other occasions, the Commission has granted no-action relief where a shareholder proposal called for the retention of an investment banker and the company complied with such request. *See Supreme Industries, Inc.* (February 7, 2001); *Hemlock Federal Financial Corporation* (March 30, 2000); *BostonFed Bancorp, Inc.* (March 17, 2000); *The McNeal-Schwendler Corp.* (April 2, 1999); *DBA Systems, Inc.* (September 4, 1997); *Baldwin, Piano & Organ Co.* (March 27, 1997); *Bindley Western Industries, Inc.* (February 21, 1997); *Monarch Machine Tool Co.* (March 6, 1996); *Stone & Webster, Inc.* (February 22, 1996); *Health Insurance of Vermont* (February 28, 1995); and *Borden, Inc.* (February 23, 1994).

III. THE PROPOSAL DEALS WITH MATTERS WITHIN THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY

Rule 14a-8(i)(7) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof if the proposal deals with a matter relating to the conduct of the ordinary business operations of the company. In Release No. 34-40018 (May 21, 1998), the Commission provided guidance as to the Rule's purpose and application. Specifically, the Commission stated that

> "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.
>
> The policy underlying the ordinary course of business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight....The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal...seeks to impose specific time frames."

The Proposal would require the Company to appoint a committee of independent directors to explore, receive and evaluate alternatives and proposals to enhance the value of the Company within 90 days and to appoint an investment banking firm to assist the committee in such process. Maximizing the value of a company is the primary goal the board of directors of any for-profit corporation. To this end, the Board of Directors of the Company regularly considers and implements business strategies and oversees the Company's management. Choosing to retain an investment banker as an advisor on matters of general business strategy is an ordinary course transaction incident to the Board's managerial powers. Pursuant to Article 2.31.A of the Texas Business Corporation Act, the business and affairs of a corporation shall be managed under the direction of the board of directors of the corporation. In accordance with its authority to manage the business and affairs of the Company under Texas law, the Company's Board of Directors retains the power to determine corporate plans to enhance shareholder value including strategies involving a Business Combination. Until the Board of Directors approves a transaction involving a Business Combination and, to the extent required by applicable state law, recommends such Business Combination to the shareholders for approval, such a determination of corporate strategy is not an extraordinary transaction requiring shareholder approval. Moreover, it is not an appropriate action for the shareholders to set a time frame under which the Board of Directors must engage an investment banker.

The Commission has previously granted no-action relief under Rule 14a-8(i)(7) with respect to proposals seeking the appointment of an investment banker. For example, in *Marsh Supermarkets, Inc.* (May 8, 2000), a shareholder proposal recommended that the board of directors engage a nationally recognized investment banker to explore alternatives to enhance the value of Marsh. The Commission granted no-action relief because it found some basis for excluding the proposal under Rule 14a-8(i)(7). *See also Virginia Capital Bancshares, Inc.* (January 16, 2001); *NACCO Industries, Inc.* (March 29, 2000); *Sears, Roebuck and Co.* (February 7, 2000); *The Reader's Digest Association, Inc.* (August 18, 1998); *Bel Fuse Inc.* (April 24, 1991); and *Integrated Circuits Inc.* (December 27, 1988).

IV. CONCLUSION

Based on the foregoing, the Company believes that it can omit the Proposal from its 2003 proxy materials pursuant to Rule 14a-8(i)(10) and (7). Accordingly, on behalf of the Company, we request that the Staff not recommend enforcement action if the Proposal is omitted from the Company's 2003 proxy materials. The Company currently plans to print, mail and file its definitive proxy materials on or about the week of April 7, 2003.

Pursuant to Rule 14a-8(j) of the Exchange Act, the Staff may permit the Company to submit its reasons for excluding the Proposal from its proxy materials to the Commission later than 80 days before the Company files its proxy materials if the Company demonstrates good cause for missing the deadline. We believe good cause exists in this instance for the following reasons. The Company's 2002 Annual Meeting of Shareholders was held on June 4, 2002. In its definitive proxy statement for the 2002 Annual Meeting, the Company stated that it expected the 2003 Annual Meeting to be held on or about June 1, 2003. The Company has been preparing internally to hold the meeting on June 3, 2003. For a June 3, 2003 Annual Meeting, the Company would have filed its proxy materials during the second week of May. In order to settle a dispute in a pending litigation matter between the Company and one of its shareholders concerning a demand for a special meeting to replace directors, the Company agreed on February 10, 2003 to accelerate the date of its planned Annual Meeting to the week of May 5-9, 2003. As a result of this agreement, the timing of the Annual Meeting has been accelerated and, therefore, the filing of the Company's proxy materials must also be accelerated. The Company would have been able to comply with the 80 day deadline set forth in Rule 14a8(j) had this unexpected dispute and subsequent settlement not occurred.

Pursuant to Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and accompanying exhibit. A copy of this letter is also simultaneously being sent to Heritage to advise Heritage of the Company's intention to omit the Proposal from its 2003 proxy materials.

Should the Staff disagree with the Company's positions, we would appreciate an opportunity to confer with a member of the Staff before the issuance of its response. If the Staff requires any additional information, please call the undersigned at (214) 746-7864.

Very truly yours,



Mary R. Korby

cc: Dr. Eugene E. Payne
Theodore A. Fleron
T. Ray Guy
John F. Ray (Heritage Fund Advisors, LLC)

Exhibit A



COPY

Heritage Capital
ADVISORS

John F. Ray
Co-Chairman

404-419-0103
jray@heritagellc.com

December 30, 2002

VIA FACSIMILE and OVERNIGHT DELIVERY

Financial Industries Corp.
Attn: Theodore A. Fleron, Director and General Counsel
6500 River Place Blvd
Building One
Austin, Texas 78730

Re: Shareholder Proposal

Ladies and Gentlemen:

Heritage Fund Advisors, LLC, a registered investment advisor and a subsidiary of Heritage Capital Advisors, LLC, is the manager of Heritage Financial Partners, L.P. (together with its predecessors, "Heritage Partners") and other accounts (collectively, with Heritage Partners, the "Accounts"). On behalf of the Accounts, we submit the following proposal for consideration and a vote by the shareholders of Financial Industries Corp. (the "Company") at the Company's 2003 Annual Meeting of shareholders or at any other meeting of Company shareholders held prior to such Annual Meeting. The Company's 2003 Annual Meeting of shareholders and any earlier meeting of Company shareholders held in 2003, together with any adjournments or postponements thereof, are referred to herein as the "Meeting".

We request that the Company include the following proposal and statement in support, which are made pursuant to Securities and Exchange Commission Rule 14a-8 under the Securities Exchange Act of 1934, as amended in the proxy statement to be distributed to the Company's shareholders in connection with the Meeting.

Shareholder Proposal

RESOLVED, that the shareholders of Financial Industries Corp. (the "Company") recommend and request that the Company's Board of Directors appoint a strategic development committee of independent directors (the "Committee") to explore, receive and evaluate alternatives and proposals to enhance the value of the Company within the next 90 days, including, but not limited to, the prompt sale, merger, consolidation of the Company or a sale of all or substantially all of its assets and business (individually and collectively, a "Business Combination"), which Committee shall engage an investment banking firm with experience in insurance company mergers and acquisitions, and such other professional advisors as the Committee determines is appropriate to assist it and the Board of Directors in such process.

Supporting Statement

This Proposal is intended to give all Company shareholders the opportunity to convey to the Company's Board of Directors their support for the Company's prompt consideration of, and action on, Business Combination alternatives and proposals, and to encourage the Company to seriously consider all offers that the Company may receive in order to maximize shareholder value. It is believed that a committee of independent directors can best effect this action, and will best represent the interests of Company shareholders without the conflicts of interest inherent with directors who are, or who have been associated with, present or former management of the Company. The Committee should be appropriately advised by independent and qualified investment bankers, who can assist in establishing a process that implements the Proposal and in evaluating Business Combination proposals.

We have continuously held, on behalf of our Accounts for at least one year, shares of the Company's voting common stock ("Shares") having a market value in excess of $2,000. These Shares have been held through our prime broker, the Pershing Division of CS First Boston Corporation, which is providing the confirmation of such ownership. We intend to continue to hold on behalf of our Accounts at least such amount of Shares through the date of the Meeting. We intend to attend the Meeting and present the Proposal on behalf of our Accounts.

If you would like to discuss this Proposal, please call me. We believe that prompt action on enhancing shareholder value is necessary and appropriate.

Sincerely,

Heritage Fund Advisors, LLC

John F. Ray
Chairman

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

February 24, 2003

OFFICE OF THE GENERAL COUNSEL
DIVISION OF CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20540

Re: Financial Industries Corporation – Shareholder Proposal Submitted by Heritage Fund Advisors, LLC

Ladies and Gentlemen:

This letter is submitted on behalf of Heritage Fund Advisors, LLC ("Heritage") with respect to its shareholder proposal (the "Proposal") (*see* Schedule A) submitted for inclusion in Financial Industries Corporation's (the "Company") upcoming proxy statement and form of proxy (the "Proxy Statement") for the Company's 2003 Annual Meeting. We are responding to the February 13, 2003 letter of Mary R. Korby of Weil, Gotshal & Manges LLP (the "Korby Letter"), which seeks to exclude the Proposal from the Proxy Statement. Heritage believes that the exclusion of the Proposal from the Proxy Statement is improper, both procedurally and substantively.

I. Procedural Reasons for Inclusion of Proposal in Proxy

Under Exchange Act Rule 14a-8(j)(1), a company must file the reasons it intends to exclude a shareholder proposal with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before it files its definitive proxy statements and form of proxy with the Commission. The Commission staff may waive this timeline, and permit a company to file within the 80 day period, if the company demonstrates "good cause" for missing the deadline.

The Commission has consistently found "good cause" for registrants in cases where the procedural fault lay with the shareholder making the proposal. Most waivers are the result of shareholders submitting their proposals after the 80 day period is underway. *See* Noble Affiliates, Inc. (March 28, 2002); Sepracor, Inc. (March 27, 2002); Bank of America Corp. (March 18, 2002); Lipid Sciences, Inc. (May 2, 2002); Northeast Utilities, Inc. (April 7, 2000); Lifeline Systems, Inc. (April 6, 2000); Fab Industries, Inc. (March 23, 2000); CCBT Bancorp, Inc. (April 20, 1999); and Unified National Bancorp (March 23, 1999). The Commission also has found "good cause" and granted a waiver when the shareholder submitted a proposal after the 120 day deadline specified in Rule 14a-8(e)(2). *See* Commonwealth Energy Corp. (November 15,

Bank of America Plaza
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212-210-9400
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2002); Wabash National Corp. (March 29, 2000); Motorola, Inc. (March 5, 2001); and Lone Star Steakhouse & Saloon (March 22, 2002).

Where the delay is caused by the company, however, the Commission has consistently refused to waive the 80 day requirement. *See* Airborne, Inc. (April 9, 2002) (request for waiver denied on grounds that delays resulting from the board of directors' attempts to substantially implement a proposal was not "good cause"); West Town Bancorp, Inc. (June 13, 2001) (corporation's failure to consider shareholder proposal a proposal, rather than a nomination, was not "good cause"); Cisco Systems, Inc. (September 19, 2002) (corporation's misplacement of proposal, and consequent inability to determine date proposal was received was not "good cause"); CoBiz, Inc. (March 25, 2002) (corporation's confusion regarding proposal stamped "resubmitted" was not "good cause").

Even where a company delays the filing of its request to exclude for reasons that purport to, and may in fact, benefit the shareholders, the Commission has declined to waive the 80 day requirement. *See* Vicinity Corp. (November 3, 2002) (corporation requested flexibility to mail proxy materials at an earlier date to allow more time for shareholders to review complex materials); Drexler Technology Corp. (August 23, 2001) (corporation delayed to allow a shareholder the opportunity to meet eligibility requirements); and Fotoball USA, Inc. (April 3, 2001) (corporation delayed to allow shareholder to correct procedural deficiencies).

The Commission has recently addressed two situations that closely parallel the situation at hand, declining in both cases to grant the company's request for waiver of the 80 day requirement. In Synopsis, Inc. (April 1, 2002), the Commission declined to waive the 80 day requirement where the company was engaged in negotiations with a shareholder proponent regarding the possible withdrawal of the proposal. In Exelon Corp. (March 15, 2001), the Commission declined to waive the 80 day requirement where the company changed the date of the annual meeting from the previous year, but kept the old deadlines for submission of proposals (purportedly to eliminate "shareholder confusion" on the matter), thereby creating a window that was smaller than 80 days and rendering compliance with the Rule impossible.

The facts surrounding the Proposal encompass the concepts of both Synopsis, Inc. and Exelon Corp. The Korby Letter cites as the only grounds for the Commission granting a waiver of the 80 day requirement the fact that the date of the annual meeting was accelerated under the terms of an agreement reached between the Company and another shareholder, who is the Company's former Chief Executive Officer. As discussed more fully in Part II.B. below, the Company filed a lawsuit against this shareholder in response to the shareholder calling a special meeting to replace the Company's Board of Directors. This is parallel to the situation addressed in Synopsis, Inc. Although the Korby Letter attempts to portray this situation as beyond the Company's control by referring to it as "this unexpected dispute and subsequent settlement," a lawsuit *filed by the Company* is hardly "unexpected." The Company is claiming to be the victim, when it is in fact the cause of the procedural default. It is absurd to posit that the Company had anything less than full control over either the lawsuit or the settlement that resulted in the accelerated date of the annual meeting. The Company should not be allowed to placate one disgruntled shareholder by changing the date of the annual meeting and then claim that the new meeting date is "good cause" for it to disregard the notice provisions of Federal securities laws as to all other shareholders.

Further, the Proposal seeks to communicate with shareholders about a critical issue—the sale of the Company. In light of the Company's failure to respond to Heritage's request for a shareholder list, this Proposal may be the most effective means to raise this issue.

II. Substantive Reasons Supporting Inclusion of the Proposal in Proxy

Should the Commission not find procedural violations of the proxy rules in connection with the Proposal, Heritage also believes that the Company has failed to assert adequate substantive reasons for excluding the Proposal. The Korby Letter advances two separate grounds for excluding the Proposal from the Proxy Statement: (i) pursuant to Rule 14a-8(i)(10) of the Exchange Act, the Proposal has already been substantially implemented by the Company; and (ii) pursuant to Rule 14a-8(i)(7) of the Exchange Act, the Proposal deals with matters relating to the conduct of the ordinary business operations of the Company. We believe that neither argument provides sufficient grounds for exclusion of the Proposal.

A. The Proposal Has Not Been Substantially Implemented

In making a determination as to whether a particular shareholder proposal has been "substantially implemented", all the facts and circumstances surrounding each proposal and the claimed implementation by the registrant must be reviewed. Heritage believes the Company has failed to substantially implement the Proposal since (i) the Proposal and the Company's cited implementation are different and inconsistent, and (ii) the Company's actions are incompatible with the Proposal. The Proposal and Supporting Statement submitted by Heritage on December 30, 2002 clearly indicates that the Company should be promptly sold, and seeks appointment of a special committee and the engagement of an investment banker experienced in the insurance area to ensure that the Company can effect a sale properly and in the shareholder's interests. The Proposal constitutes an extraordinary corporate event, which is properly within the rights of shareholders to propose and vote upon at a meeting.

The application of the concept of "substantial implementation" to exclude a shareholder proposal from review by all shareholders should be underpinned by motivations and actions by the Company that are, in substance, similar or identical to those of the proponent. To allow the Company to exclude the Proposal based on the Company's superficial and nominal acquiescence denies shareholders their right to know of and vote on a matter they are, under the law, entitled to decide. We believe that the Company's behavior and public announcements do not represent substantial implementation of the Proposal, but rather a thinly veiled attempt to seek cover under Rule 14a-8(i)(10) to avoid a proper shareholder vote on the Proposal.

On January 6, 2003, the Board approved a realignment of a previously appointed, but undisclosed, Special Committee to include only "independent" directors. The directors on the Special Committee have not been named so there is no way to confirm their actual independence. Also, rather than hire an investment banker to consider the efficient sale of the Company, the Company authorized the Special Committee to hire Salomon Smith Barney, Inc. ("Salomon") to explore a panoply of alternatives, including the "continuing *implementation of the business plan of the new management, consideration of the Pillar proposal . . . and any other alternatives that Salomon believes should be considered. There can be no assurance that the process will result in a transaction.*" (*see* Schedule B). The Proposal and Supporting Statement contemplate the disposition of the Company, not a host of other alternatives, and certainly not the evaluation of management's current strategy. Heritage submitted the Proposal because it was unhappy with management's performance and the current business strategy. Heritage is concerned that, absent a shareholder vote on the Proposal, the Special Committee and the investment bankers will be used solely to support management's apparent plan to remain independent. In a news article appearing January 27, 2003, in the Austin Business Journal, Bob Bender, a spokesman for the Company stated, "[w]e are aggressively implementing our strategic plan of *growth through acquisition* and increased sales in order to enhance shareholder value." (*see* Schedule C). An acquisition plan is exactly the opposite of the Proposal, which calls for a *disposition* plan. In another recent Company press release dated January 31, 2003, the Company states "[t]hese latest planned technology improvements are a critical part of a far-reaching plan designed to refocus on the Company's new strategic direction. Additional components of the plan include cost cutting measures to quickly streamline sales costs while focusing sales energy on their most profitable markets, . . . *a re-invigorated acquisition strategy*, and a revamping of the organizational structure." (*See* Schedule D). Based on the Company's current behavior, it appears that they are not seriously contemplating a sale the Company.

Further evidence of the Company not implementing the Proposal and Supporting Statement is the Company's apparent failure to meet with the Pillar Foundation Group ("Pillar"). Heritage delivered its Proposal to the Company after it learned of Pillar's initial offers to purchase the Company last December. Pillar's offer exceeded the current market capitalization of the Company. The Company's failure to meet with Pillar is in direct conflict with the Proposal and the Company's own press release that the Company is now trying to rely on regarding its substantial implementation. The Company's press release states that Salomon would assist with the "consideration of the Pillar proposal." (*see* Schedule B). Heritage understands that Pillar has on multiple occasions approached the Company regarding a potential transaction with a value significantly in excess of the current market capitalization of the Company. However, Pillar has had no contact from the Company, the newly appointed Special Committee (whose job it is to explore such offer), or Salomon, despite Pillar's repeated efforts to meet with the Company (*see* Schedule E). This is not conduct that reflects a valid implementation of the Proposal to sell the Company and cannot constitute "substantial implementation."

On January 22, 2003, the Roy F. and Joann Cole Mitte Foundation (the "Foundation"), a 16.7% shareholder, filed a Schedule 13D with the SEC setting forth a Notice and Call of a Special Meeting of Shareholders to remove the current Board, including Roy F. Mitte ("Mitte") (founder of the Foundation) and his son, and to *elect a new, and completely independent*, Board to hold office until the next annual meeting. In response to the Foundation's call for a meeting, on January 24, 2003, the Company filed a lawsuit in federal court against the Foundation. The Foundation counter-sued for the Company's shareholder list. The Company's complaint did not contest the Foundation's right to call such meeting, but instead alleged that the filing with the Commission was improper because it failed to reveal certain details regarding Mitte's discharge as CEO and the results of an internal audit relating to his behavior while employed as CEO. When the Foundation amended its Schedule 13D filing on January 27, 2003, to reveal the disputed details (although Mitte denies the Company's assertions and believes the details were not required to be disclosed), the Company did not withdraw or amend its complaint. The parties have subsequently settled the litigation relating to the meeting by accelerating the annual meeting date (*see* Schedule F, which contains excerpts of the Foundation's Schedule 13Ds). However, the Company's behavior surrounding this call for a special meeting and forcing litigation over the demand for a shareholder list indicates that the Board is wasting corporate resources through legal wrangling to prevent or delay any shareholder meeting or shareholder communications regarding a change in Company management or strategic direction.

Finally, the Company has frustrated Heritage's efforts to communicate with fellow shareholders on matters of mutual interest (including the Proposal) by ignoring Heritage's request for a shareholder list. Approximately one month has passed since Heritage's initial request for the Company's shareholder list.

The Company cites certain SEC no-action letters where shareholder proposals became moot because such proposals were substantially implemented. In those instances, the facts and circumstances warranted such a conclusion. The facts and circumstances surrounding the Proposal matter do not support the Company's claim of substantial implementation. Heritage believes that the Board's appointment of a Special Committee in response to the demands set forth in the Proposal are disingenuous and are intended to position the Company to take advantage of Exchange Act Rule 14a-8(i)(10), thereby frustrating a shareholder vote to sell the Company. Accordingly, Rule 14a-8(i)(10) is not an appropriate basis to omit the Proposal from the Proxy Statement.

B. The Proposal Does Not Deal With Matters Relating To Ordinary Business Operations Of The Company.

Historically, courts have applied a two-part test set forth in Exchange Act Release No. 34-12999, 41 Fed. Reg. 42994 (1976), to determine whether a shareholder proposal relates to the ordinary conduct of business. A proposal may be excluded if it addresses issues that are "mundane in nature" and "do not involve any substantial policy or other considerations." *See* Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc., 821 F. Supp. 877 (S.D.N.Y. 1993). In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the principal considerations in the "ordinary business" exclusion are: (i) whether the subject matter of the proposal is so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight; and (ii) the degree to which the proposal seeks to "micro-manage" the company.

The Proposal requests the sale of the Company, and that a special committee of independent directors be formed to engage an investment banking firm for such purpose. While the formation of a committee may alone be mundane and involve no substantial policy considerations, the committee's directive is anything but mundane or devoid of substantial considerations. Instead, the crux of the Proposal relates to an extraordinary corporate transaction, which would result in a change in ownership of the Company by sale, merger or consolidation or sale of substantially all of its assets. In fact, the Commission has specifically stated that it "did not intend [the] implication" that "all proposals seeking detail, or seeking to promote time frames or methods, necessarily amount to 'ordinary business'." Exchange Act Release No. 34-40018.

The Commission has, on several occasions, refused to allow a company to exclude a shareholder proposal very similar to the one at issue. In The Student Loan Corporation (March 18, 1999), the shareholder proposal was virtually identical to the Proposal. It requested that the board of directors "engage the services of a nationally recognized investment banking firm, with which it or its parent . . . has minimal current investment banking involvement, to explore all alternatives to enhance the value of the Company, including, but not limited to, the possible merger . . .." That proposal also included a three-month timeline for the presentation of a plan for "maximizing shareholder value." *See also*, Temple Inland, Inc. (Feb. 24, 1998).

The Commission historically has viewed requests to form a special committee or retain the services of an investment banker to determine broadly how best to maximize shareholder value as "ordinary business operations" or "non-extraordinary transactions," and therefore excludable. In those situations, however, the proposals were vague and did not specifically request a sale of the business or other extraordinary corporate transaction, and that the board of directors hire the investment banker to assist it in such a transaction. *See* E*Trade Group, Inc. (October 31, 2000) (no action granted as to exclusion of proposal calling for committee to "suggest mechanisms . . . to increase shareholder value"); M & F Worldwide Corp. (March 29, 2000) (no action granted as to exclusion of proposal requesting committee to "consider and implement actions designed to enhance shareholder value"); Marsh Supermarkets,

Inc. (May 8, 2000) (no action granted as to exclusion of proposal to "consider engaging the services of a[n] . . . investment banker to explore all alternatives to enhance the value of the company"); Lancer Corporation (March 13, 2002) (no action granted as to exclusion of proposal requesting enlistment of investment banking firm to "develop an independent valuation" and "explore strategic alternatives to maximize shareholder value").

Moreover, each of the no-action letters cited in the Korby Letter as support for the Company's position with regard to Rule 14a-8(i)(7) exclusion were based on the fact that the proposals therein requested the services of an investment banker to advise the board on issues related to what the SEC viewed as non-extraordinary matters since such proposals did not specifically request consideration of the sale of the company. Accordingly these no-action letters do not apply to the Proposal for the sale of the Company. *See* Virginia Capital Bancshares, Inc. (January 16, 2001); NACCO Industries, Inc. (March 29, 2000); Sears Roebuck and Co. (February 7, 2000); The Reader's Digest Association, Inc. (August 18, 1998); Bel Fuse, Inc. (April 24, 1991); Integrated Circuits, Inc. (December 27, 1988).

The Commission has focused on the underlying transaction in a shareholder proposal rather than any directive language in determining whether or not to allow a company to exclude a shareholder proposal. In Jackpot Enterprises, Inc. (October 5, 1998), the Commission refused to allow a company to exclude from its proxy statement a proposal that the board of directors "immediately take the necessary steps to achieve a sale, merger or other disposition of the company on terms that will maximize shareholder value as promptly as possible." Heritage's Proposal is, in substance, no different than the proposal allowed in Jackpot Enterprises; the only difference is that Heritage specifically requests that the sale be implemented in a proper manner. The Proposal's reference to "explore, receive and evaluate alternatives to enhance the value of the Company within the next 90 days" must be read in conjunction with the rest of the sentence: "the prompt sale, merger, consolidation of the Company or a sale of all of its assets and business (individually and collectively, a "Business Combination")." The Proposal contemplates a bidding process, and seeks a sale to the highest and best bidder, regardless of the form of the transaction. The Supporting Statement makes it clear that Heritage seeks a Business Combination.

If the request for an extraordinary corporate transaction is included in a proposal, the fact that the shareholder also requests a fair evaluation by a committee of independent directors, the expert services of an investment banker experienced in such matters and a timely report of progress relating to the proposal does not detract from the underlying request, and should not render the Proposal excludable as an ordinary business matter. Indeed, a special committee of independent directors acting under the guidance of an experienced investment banker, with a view to a sale of a company, is clearly an extraordinary transaction.

-- -- --

For the reasons set forth in this letter, the Company's objections to the Proposal lack merit. We respectfully request that the Commission decline to concur in the Company's position that the Proposal should be excluded from the Proxy Statement under either Exchange Act Rule 14a-8(i)(10) or 14a-8(i)(7).

Pursuant to Exchange Act Rule 14a-8(k), we are submitting to the Commission six paper copies of this response to the Company's request. In addition, we are furnishing copies of this response to the Company and to its outside counsel, Weil, Gotshal & Manges LLP.

If you have any questions or need additional information with regard to matters discussed in this letter, please to do not hesitate to contact the undersigned at (404) 881-7582 or Randy Moore at (404) 881-7794.

Respectfully Submitted,



Ralph F. MacDonald, III

cc: John F. Ray
Dr. Eugene E. Payne
Theodore A. Fleron
Mary R. Korby

SCHEDULE A

SHAREHOLDER PROPOSAL

RESOLVED, that the shareholders of Financial Industries Corp. (the "Company") recommend and request that the Company's Board of Directors appoint a strategic development committee of independent directors (the "Committee") to explore, receive and evaluate alternatives and proposals to enhance the value of the Company within the next 90 days, including, but not limited to, the prompt sale, merger, consolidation of the Company or a sale of all of its assets and business (individually and collectively, a "Business Combination"), which Committee shall engage an investment banking firm with experience in insurance company mergers and acquisitions, and such other professional advisors as the Committee determines is appropriate to assist it and the Board of Directors in such process.

SUPPORTING STATEMENT

This Proposal is intended to give all Company shareholders the opportunity to convey to the Company's Board of Directors their support for the Company's prompt consideration of, and action on, Business Combination alternatives and proposals, and to encourage the Company to seriously consider all offers that the Company may receive in order to maximize shareholder value. It is believed that a committee of independent directors can best effect this action, and will best represent the interests of Company shareholders without the conflicts of interest inherent with directors who are, or who have been associated with, present or former management of the Company. The Committee should be appropriately advised by independent and qualified investment bankers, who can assist in establishing a process that implements the Proposal and in evaluating Business Combination proposals.

SCHEDULE B

Press Release Source: Financial Industries Corporation

Financial Industries Corporation Announces Retention of Financial Advisor

Monday January 27, 12:23 pm ET

AUSTIN, Texas--(BUSINESS WIRE)--Jan. 27, 2003--Financial Industries Corporation (Nasdaq:FNIN - News) today announced that the Company has retained Salomon Smith Barney Inc. to explore a broad range of strategic alternatives aimed at maximizing shareholder value.

The evaluation is currently on-going and the final report is expected by mid-February.

On Dec. 13, 2002, all twelve members of the Company's Board unanimously approved the appointment of a Special Committee to review indications of interest in the purchase of the Company. On Jan. 6, 2003, the Board unanimously approved a realignment of the Special Committee to include only independent directors and it authorized the Special Committee to select an investment banking firm to perform a valuation analysis of FIC. The Special Committee interviewed four firms and selected Salomon Smith Barney.

Salomon has been directed to review a number of alternatives including continuing implementation of the business plan of the new management, consideration of the Pillar proposal, the sale, merger, or consolidation of the Company, and any other alternatives that Salomon believes should be considered. There can be no assurance that the process will result in a transaction.

"Normally, we would not make an announcement of the hiring of an investment banker until their work is finished. However, we thought it was prudent to go ahead and make this announcement as Salomon continues its evaluation," said Eugene E. Payne, President, CEO and Chairman of the Board.

The information in this release relating to the Company's operations and financial results, future business developments, and contingencies and uncertainties constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995.

Financial Industries Corporation (FIC), through its various subsidiaries, markets and underwrites individual life insurance and annuity products. For more information on FIC, go to http://www.ficgroup.com on the Internet.

Contact:

Financial Industries Corporation, Austin
Bob Bender, 512/404-5080
bbender@ficgroup.com

SCHEDULE C

January 27, 2003

FIC hires bank to examine possible sale of company

Stacey Higginbotham Austin Business Journal Staff

Austin-based Financial Industries Corp. [Nasdaq: FNIN] has hired New York investment banking firm Salomon Smith Barney Inc. to investigate several "strategic alternatives," such as the potential sale of the life insurance company.

FIC's news release states the investment bank was hired "to explore a broad range of strategic alternatives aimed at maximizing shareholder value." The release states the bank will evaluate a potential sale or merger, management's current business plan and other alternatives that Salomon thinks should be considered.

Bob Bender, a spokesman for FIC, says the bank has been working for several days on the evaluation, which is due in mid-February. FIC says the evaluation might not result in any sort of deal/

"Normally, we would not make an announcement of the hiring of an investment banker until their work is finished. However, we thought it was prudent to go ahead and make this announcement as Salomon continues its evaluation," says Eugene Payne, chairman, president and CEO of FIC.

The hiring comes amid months of controversy at FIC.

The company fired founder Roy Mitte as chairman, president and CEO in late October. In a lawsuit Friday, FIC revealed it had ousted Mitte following a company audit that determined Mitte allegedly used $540,000 in company funds for personal use and donated $1 million in company funds to his nonprofit foundation against the board's will.

The suit — filed against Mitte, his wife, Joann Cole Mitte, and the Roy F. and Joann Cole Mitte Foundation — was filed to halt a special shareholders meeting requested by Mitte. On his own and through the foundation, Roy Mitte is FIC's largest shareholder, controlling 16.7 percent of the stock.

Mitte has filed a statement with the U.S. Securities and Exchange Commission calling for a shareholders vote Feb. 4 to replace FIC's 12-member board with three new independent directors.

The hiring of the investment bank also follows an offer by an Austin investment firm, the Pillar Foundation Group LLP, to buy the company for as much as $173 million.

Only three days after the offer made by the Pillar Group in December, FIC's board unanimously voted to create a special committee to review indications of interest in purchasing FIC. Roy Mitte and his son, Scott Mitte, sit on the board.

On Jan. 6, the board unanimously approved a realignment of the committee to include only independent directors and also authorized the committee to select an investment banking firm to analyze the value of FIC. The committee interviewed four firms and selected Salomon.

"I want to emphasize that this is not a company that has been sitting on our hands, as the timeline indicated in the press release clearly demonstrates," Bender says. "We are aggressively implementing our strategic plan of growth through acquisition and increased sales in order to enhance shareholder value."

Michael Stewart, a partner at Pillar, says he welcomes the hiring of

Salomon, despite the fact that Pillar no longer has a formal offer to purchase FIC on the table. FIC has directed Salomon to consider the Pillar bid, according to the news release.

"I think it is encouraging to see the company moving in this direction, and we would certainly be interested in renewing our offer were they to approach us," Stewart says. "Clearly, I think there is strong public awareness that the shareholders have [the sale of the company] as a strong interest . . . ."

However, Pillar wasn't contacted by the special committee created by FIC's board Dec. 13 to review indications of interest in the sale of FIC, Stewart says. Stewart says Pillar also hasn't heard from Solomon.

Asked whether other suitors have shown interest in purchasing FIC, Bender says: "Any other offers that we have received will also be evaluated by Solomon Smith Barney."

Bender declines to comment on why FIC's board didn't contact Pillar.

Mitte couldn't be reached for comment.

FIC's stock closed Monday at $15.25 per share, up nearly 3 percent from Friday's close.

Email STACEY HIGGINBOTHAM at (shigginbotham@bizjournals.com).

SCHEDULE D

Press Release Source: Financial Industries Corporation

Financial Industries Corporation Announces Technology Component of New Strategic Direction

Friday January 31, 6:13 pm ET

AUSTIN, Texas--(BUSINESS WIRE)--Jan. 31, 2003--Financial Industries Corporation (FIC) (Nasdaq:FNIN - News) today announced that it plans to implement a number of technology projects consistent with the company's new strategic direction program aimed at improving operational efficiency and increasing investment income.

It is estimated that the new technology investment will have a net savings of approximately $1.58 million over the course of the next five years.

"For 2003, FIC has scheduled three major technology improvements that will reduce operating expenses, increase productivity, and enhance customer service capabilities," said the head of FIC's new management team, Chairman, President, and CEO, Eugene E. Payne. "We are excited about what these improvements will mean for our sales and marketing capabilities, as well as the positive impact they will have on our bottom-line."

A New Business and Underwriting Automation Project includes several initiatives to enhance the New Business/Underwriting processing environment:

- The Document Imaging and Workflow project will allow each department to substantially reduce paper work, improve business processing turnaround time, expedite work scheduling between departments and reduce resources.
- The Personal Digital Assistance Program (PDA) will allow agents to enter all application information into a handheld PDA and transmit the data with electronic signature directly into the Home Office new business system.
- The Automate Policy Assembly Process will allow New Business/Underwriting to print policy forms at time of issuance, reducing manual production processes and decreasing turnaround time by up to a full day.
- The Automate Sales Illustrations will eliminate the current requirement to manually input all of the data from the issue system into the sales illustrations software.

An Interactive Voice Response (IVR) Project will allow policyholders and agents to obtain policy information directly from the Home Office computer system via voice, fax, callback and e-mail -- 24 hours a day, 7 days a week.

In 2003, the company will also commence its migration to one new business computer system consistent throughout the company.

"There are numerous additional technology initiatives currently under evaluation which also may help reduce expenses and improve productivity and service. Each must pass the test of quickly improving the bottom-line," said Payne. "FIC is dedicated to rapidly and aggressively pursuing such initiative to improve operating efficiencies and producing better financial results in the future," continued Payne.

These latest planned technology improvements are a critical part of a far-reaching plan designed to refocus on the Company's new strategic direction. Additional components of the plan include cost cutting measures to quickly streamline sales costs while focusing sales energy on their most profitable markets, the development of a new diversified strategy for investments to enhance earnings, a re-invigorated acquisition strategy, and a revamping of the company's organizational structure.

Financial Industries Corporation (FIC), through its various subsidiaries, markets and underwrites individual life insurance and annuity products. For more information on FIC, go to http://www.ficgroup.com on the Internet.

This release contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. All statements contained herein that are not clearly historical in nature are forward looking and the words "anticipate," "believe," "expect," "estimate," "project," and similar expressions are generally intended to identify forward-looking statements. The forward-looking statements in this release include statements addressing future financial condition and operating results. Economic, business, competitive and/or regulatory factors affecting FIC's businesses are examples of factors, among others, that could cause actual results to differ materially from those described in the forward-looking statements. More detailed information about these and other factors is set forth in FIC's Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2001, and its other filings with the Securities and Exchange Commission. FIC is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contact:

Financial Industries Corporation, Austin
Bob Bender, 512/404-5080
bbender@ficgroup.com

Source: Financial Industries Corporation

SCHEDULE E



February 10, 2003

Via Telecopy and U.S. Mail

Dr. Eugene Payne, Chair
Members, Board of Directors
Financial Industries Corporation
6500 River Place, #1
Austin, Texas 78730

Dear Dr. Payne and Directors:

As you are well aware, the Pillar Foundation Group has on two occasions indicated its interest in acquiring Financial Industries Corporation. Although we specified a response deadline of December 20, 2002, in that prior correspondence, we nevertheless continue to have an interest in making the acquisition and want to make certain that you are aware of our continuing interest.

I also want to express our frustration at the lack of response by FIC management and frustration with certain comments made by Dr. Payne. To this point, we have received no response from anyone directly connected with FIC to our correspondence (and the requests contained therein) or to our telephone calls. There have been indirect responses in the form of press release references, but that is all we have seen or heard thus far.

In a press release, Dr. Payne was dismissive of the inquiry and offer by Pillar, essentially saying Pillar did not have the substance to make a serious offer. I find this even more frustrating, since our attorney, Forrest Roan, and I have both offered to put Dr. Payne and FIC management in touch with our investment bankers to verify Pillar's financial ability to make the acquisition of FIC. I can say with no fear of contradiction that Dr. Payne has no actual or factual knowledge of Pillar's financial status and ability, nor has he availed himself of the opportunities we have given him to correct that ignorance. This strikes me as a poor way to respond to a valid inquiry about acquisition at a price range ($16.15-18.00 per share) that surpasses current market valuation.

Notwithstanding this reiteration of interest in acquisition, I also must say that Pillar cannot maintain its interest for an indefinite period of time. We have assembled the interested investors and potential directors, but the money and expertise thus represented cannot be put "on hold" for much longer. We need to have some positive indication that Pillar's interest is being seriously reviewed, and we need to have that indication within the next several weeks.

11044 Research Blvd., D-200 Austin, TX 78759 512.514.8441 Fax 512.514.7857

www.pillarnm.com

While I was initially pleased at the announcement of Salomon Smith Barney's retention, I was told last week in New York of general speculation that the outcome of their review was already determined. Given Salomon's good reputation, I could only imagine this to be true if they had not been given all of the pertinent facts. Nevertheless if true, this would be outrageous, since no one from Salomon has been in contact with Pillar or any of its representatives, (supposedly one of their directives according to your press release) and since their report and recommendations are due sometime this week.

I also wish to make it clear that recent actions by management appear very likely to cause a reduction in the value of FIC. The recent announcement about new investment in technology, especially, seems insupportable given the current state of systems within FIC's operations. Adding to the existing systems rather than replacing or correcting the existing systems' problems diminishes rather than adds to value. In addition, the continuation and escalation of the dispute with the Mittes and the Mitte Foundation obviously uses up needed capital and diminishes the business reputation and thus value of FIC. I am particularly puzzled by this, since Dr. Payne assured Forrest Roan that the dispute with Mitte was settled in December. Also, the "golden parachute" employment agreements for senior management make FIC less attractive and of diminished value. Generally and in light of our proposed price range per share, I simply want to put you and your shareholders on notice that these actions may very well have an adverse effect on the ultimate price we would be willing to pay for FIC. I sincerely hope that there will be no future actions of this type by management.

Finally, my legal counsel informs me that there has supposedly been consideration of the adoption of defense mechanisms (i.e., "poison pills") by the Board of Directors. Obviously, that would be very prejudicial to our acquisition efforts, and any such action would cause us to reconsider and possibly abandon such efforts.

As I stated at the outset, we are still interested in acquiring FIC, in spite of recent actions we are afraid will diminish its value. Unless our interest is reciprocated in the near future, however, we may have to forego any possible acquisition. For the third time, I offer to make our investment bankers available to you, Dr. Payne, to eliminate any doubts you may have as to Pillar's financial ability to complete this acquisition; simply call me at 512/514-7801. We will be delighted to visit with your advisors from Salomon Smith Barney. Please do not hesitate to have them contact us to discuss our proposal.

As with previous correspondence, we are sending copies of this letter to major shareholders and other pertinent parties.

Please call me if you have any other questions.

Yours truly,



Michael E. Stewart, Principal
Pillar Foundation Group

c: See Distribution List

DISTRIBUTION LIST

Dr. Eugene Payne
W. Lewis Gilcrease
Scott Mitte
David G. Caldwell
Roy F. Mitte
John D. Barnett
Elizabeth T. Nash
Frank Parker
Richard A. Kosson
Thomas C. Richmond
Theodore A. Fleron
Jeffrey Demgen
Otter Creek Partners
Delta Asset Management
The Mitte Foundation
Fidelity Management
Wellington Management Co.
Financial & Investment Management Group
Barclays Global Investors NA
Northern Trust Corp
State Street GA Funds Management
Advisory Research, Inc.
Vanguard Group, Inc.
TIAA-CREF Investment Management, LLC
Prudential Insurance
Mellon Bank NA Asset Management
Bankers Insurance
Royce & Associates, LLC
Bill Lenehan
Heritage Capital Advisors, LLC
Ohio Public Employees Retirement
Legg Mason Funds Management
Deutsche Bank Securities, Inc.
PADCO Advisors II, Inc.
AIG Global Investment Corp.
US Bancorp
Manufacturers Life Insurance
Mike Iannacone, Howe Barnes
Greg Dirseck, Howe Barnes
Honorable Mike Kreidler, Commissioner
James T. Odiorne, Deputy Commissioner
Victor J. Voorheis
Forrest Roan

SCHEDULE F

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)

Financial Industries Corporation
(Name of Issuer)

Common Stock, par value $.20 per share
(Title of Class of Securities)

317574101
(CUSIP Number)

J. Rowland Cook
Jenkens & Gilchrist, P.C.
2200 One American Center
600 Congress Avenue
Austin, Texas 78701
512-499-3800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

The Roy F. and Joann Cole Mitte Foundation, EIN 74-2766058

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [X]

---

3. SEC Use Only

---

4. Source of Funds: N/A

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

---

6. Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned By Each Reporting Person With			
	7.	Sole Voting Power	1,552,206
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	1,552,206
	10.	Shared Dispositive Power	0

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,552,206

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

---

13. Percent of Class Represented by Amount in Row (11)
16.28%

---

14. Type of Reporting Person (See Instructions) OO

---

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Roy F. Mitte

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [X]

3. SEC Use Only

4. Source of Funds: N/A

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With			
	7.	Sole Voting Power	1,592,007
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	1,592,007
	10.	Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,592,007

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
16.70%

14. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

Joann Cole Mitte

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [X]

---

3. SEC Use Only

---

4. Source of Funds: N/A

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

---

6. Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

---

13. Percent of Class Represented by Amount in Row (11)
0%

---

14. Type of Reporting Person (See Instructions) IN

---

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Scott Mitte

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [X]

---

3. SEC Use Only

---

4. Source of Funds: N/A

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

---

6. Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With			
	7.	Sole Voting Power	45
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	45
	10.	Shared Dispositive Power	0

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
45

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

---

13. Percent of Class Represented by Amount in Row (11)
less than 1%

---

14. Type of Reporting Person (See Instructions) IN

PRELIMINARY NOTE

This Amendment No. 3 ("Amendment No. 3") amends Amendment No. 2 to the Schedule 13D filed on January 27, 2003 ("Amendment No. 2") by The Roy F. and Joann Cole Mitte Foundation (the "Foundation"), Roy Mitte, and Joann Mitte (together with the Foundation, the "Reporting Persons"). The Original Statement, as amended by Amendment No. 1, Amendment No. 2, and this Amendment No. 3, is referred to collectively as this "Statement."

Following the filing of Amendment No. 2, Financial Industries Corporation (the "Company") and the Reporting Persons entered into a letter agreement whereby the Reporting Persons agreed to withdraw their request for a special meeting of the shareholders in exchange for the Company's commitment to hold the annual meeting of the shareholders (the "Annual Meeting") during the week of May 5-9, 2003.

This Amendment No. 3 amends, supplements and restates in whole the following items of this statement to read as follows:

Item 4. Purpose of Transaction.

On January 20, 2003, the Foundation, pursuant to Article 2.24(C) of the Texas Business Corporation Act and the Company's bylaws, called for a special meeting of shareholders of the Company, to be held on February 4, 2003 (the "Special Meeting"). The purposes for which the Special Meeting was called were (1) to consider and vote upon the removal from office of the entire Board of Directors of the Corporation, (2) to consider and vote upon the election of a new full Board of Directors, and (3) to consider certain amendments to the Company's bylaws to prevent the Board of Directors from taking measures to prevent their removal or otherwise obstruct a change in control at the Company.

The Foundation seeks the election of new directors, with the expectation that each member of the new board: will be completely independent of current management; will not contain (at least initially) any inside directors; will have no affiliation with the Foundation or Roy Mitte or any member of his family; and will provide a fresh assessment of the Board's response to any indication of interest from any third party (including without limitation the Pillar Group) to acquire all or any part of the Company's outstanding equity securities, or to implement a change of control of the Company.

The Reporting Persons have not entered into any agreements, arrangements or understandings with others for the purpose of acquiring, holding, voting or disposing of stock of the Company.

The Reporting Persons do not seek to acquire control of the business of the Company. Instead, the Foundation seeks to remove all current directors (including Roy Mitte and Scott Mitte), and to permit a majority of the Company's shareholders to elect a new, completely independent board.

Following the filing of Amendment No. 1, the Company filed a lawsuit (the "Lawsuit") in the United States District Court for the Western District of Texas, Austin Division (Civil Action No. A03CA 033SS), alleging, among other matters, the omission of certain information that should have been disclosed in Amendment No.1. The Company claimed that these alleged omissions justified its refusal to send the Special Meeting notice to its shareholders. While the Reporting Persons believe this allegation was false, and that no material information was omitted from Amendment No. 1, they nevertheless filed Amendment No. 2 to include the information the Company complained was absent. Furthermore, on January 27, 2003, the Reporting Persons filed with the District Court an Application for Temporary Restraining Order and Injunctive Relief, followed by an Application for Preliminary Injunction and Mandamus Relief (the "Injunction Application") on February 10, 2003, which asked that the Court compel the Company to comply with its statutory obligation under TBCA Article 2.24(C) to send the Special Meeting notice to the Company's shareholders.

On February 10, 2003, one day prior to the hearing on the Injunction Application, the Reporting Persons and the Company reached an agreement (the "Meeting Agreement") whereby the Reporting Persons agreed to withdraw the Injunction Application, in exchange for certain commitments made by the Company, including, the following:

- (i) The Annual Meeting will be held during the week of May 5-9, 2003;
- (ii) The record date for the Annual Meeting will be March 18, 2003;
- (iii) The Company will give advance notice to the Foundation of the number of directors who will be proposed for election by the Company so that the Foundation has sufficient time to mail proxy materials and propose directors for election through appropriate filings and solicitations;
- (iv) The Company acknowledged that Company stock held by Company subsidiaries does not vote or count toward a quorum;
- (v) The Company's attorneys will communicate with the Foundation's attorneys and attempt to reach an agreement by March 28, 2003 on other aspects relating to the conduct of the Annual Meeting;
- (vi) The Company will furnish the Foundation with a shareholder list, in addition to certain related material, as of the Record Date; and
- (vii) The Company will give the Foundation ten days' prior written notice before taking any action outside the ordinary course of business, including (without limitation) amending the bylaws, installing a "poison pill," implementing a stock plan, issuing or repurchasing securities (other than to honor a pre-existing contractual obligation), or selling or buying assets other than in the ordinary course of business.

In connection with the anticipated contest for the election of directors at the Annual Meeting, the Foundation has engaged D.F. King & Co., Inc. for proxy solicitation, advisory and consulting services.

The Reporting Persons have no intention of disposing of or acquiring additional shares of the Company's common stock. The Reporting Persons do not intend to solicit funds from any other person in connection with the Annual Meeting.

Other than as described above, the Reporting Persons have no plans or proposals which relate to or would result in the actions described in Items 4(a) through (j) of Schedule 13D.

To the best knowledge and belief of the Reporting Persons, the citizenship of each person named in Appendix A is set forth in Appendix A hereto, and is incorporated herein by reference.

The following information was included in Amendment No. 2 in response to the Company's assertions in the Lawsuit that the information should be included in this filing. The Reporting Persons and the Company are involved in a number of controversies with each other. On August 13, 2002, the Audit Committee of the Board of Directors of the Company met with the Company's independent auditors and voted unanimously to conduct an investigation into certain financial matters involving Roy Mitte. The Committee concluded that $630,880 in Roy Mitte's personal expenses had been improperly paid with Company funds or improperly reimbursed to Mr. Mitte without the knowledge or approval of the Company's officers or directors. The Company demanded that Mr. Mitte repay the Company, but for a number of reasons, including Mr. Mitte's belief that the Company owes him money under his Employment Agreement, Mr. Mitte has not done so. In addition, the Board of Directors determined that Roy Mitte suffered from a disability that prevented him from performing his duties as Chairman of the Board, or in the alternative that his conduct constituted breaches of his employment agreement, excusing further performance thereof by the Company. Mr. Mitte has vigorously denied these findings.

The Company makes a number of other assertions in the Lawsuit, including that Roy Mitte caused the Company to make an unauthorized contribution to the Foundation, and that he has breached his fiduciary duties to the Company. Mr. Mitte denies these allegations and intends to vigorously contest them in the Lawsuit.

The Reporting Persons do not believe that the disputes between the Company and the Reporting Persons are relevant to the disclosures required by Schedule 13D. The Reporting Persons are not seeking to put in place a Board of Directors that will be controlled by them. Rather, they are seeking to have a Board of Directors elected that is truly independent both of the Reporting Persons and of the current management, with the belief that a truly independent Board of Directors can make decisions that are in the best interests of all of the Company's shareholders.

The Reporting Persons do not seek the election of an independent board for the purpose of addressing the disputes described above, nor to promote any plans or proposals other than as described above. Published reports quoting other institutional investors of the Company indicate that they also desire to replace management and/or sell the Company.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003.

THE ROY F. AND JOANN COLE MITTE FOUNDATION

By: /s/ Roy F. Mitte

Roy F. Mitte, President

/s/ Roy F. Mitte

Roy F. Mitte

/s/ Joann Cole Mitte

Joann Cole Mitte

/s/ Scott Mitte

Scott Mitte

APPENDIX A

Set forth below is the name, present principal occupation or employment, business address and citizenship of each director and executive officer of The Roy F. and Joann Cole Mitte Foundation. The Foundation is a not-for-profit corporation organized under the laws of the State of Texas.

Name and Positions Held	Principal Occupation or Employment	Business Address	Citizenship
Roy F. Mitte	Director of The Roy F. and Joann Cole Mitte Foundation	6836 Bee Caves Road, Suite 262 Austin, Texas 78746	US
Joann Cole Mitte	Director of The Roy F. and Joann Cole Mitte Foundation	6836 Bee Caves Road, Suite 262 Austin, Texas 78746	US
Scott Mitte	Director of The Roy F. and Joann Cole Mitte Foundation	6836 Bee Caves Road, Suite 262 Austin, Texas 78746	US
William R. Skipping	Founder - Family Uplift Housing Corporation	3003 LBJ Freeway, Suite 122E Dallas, Texas 75234	US
Dr. Jerome Supple	President and Professor of Chemistry, Southwest Texas State University	1020 J.C. Kelam 601 University Drive San Marcos, Texas 78666	US

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

Financial Industries Corporation
(Name of Issuer)

Common Stock, par value $.20 per share
(Title of Class of Securities)

317574101
(CUSIP Number)

J. Rowland Cook
Jenkens & Gilchrist, P.C.
2200 One American Center
600 Congress Avenue
Austin, Texas 78701
512-499-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

PRELIMINARY NOTE

This Amendment No. 2 ("Amendment No. 2") amends the Amendment No. 1 to the Schedule 13D filed on January 22, 2003 ("Amendment No. 1") by The Roy F. and Joann Cole Mitte Foundation (the "Foundation"), Roy Mitte, and Joann Mitte (together with the Foundation, the "Reporting Persons"). The Original Statement, as amended by Amendment No. 1 and this Amendment No. 2, is referred to collectively as this "Statement."

Following the filing of Amendment No. 1, Financial Industries Corporation (the "Company") filed a lawsuit (the "Lawsuit") in the United States District Court for the Western District of Texas, Austin Division (Civil Action No. A03CA 033SS) complaining, among other matters, that certain information should have been disclosed in Amendment No. 1. While the Reporting Persons do not believe that any material information was omitted from Amendment No. 1, they are filing this Amendment No. 2 in order to include the information that the Company believes should be included herein.

This Amendment No. 2 amends, supplements and restates in whole the following items of this statement to read as follows:

Item 4. Purpose of Transaction.

On January 20, 2003, the Foundation, pursuant to Article 2.24(C) of the Texas Business Corporation Act, called for a special meeting of shareholders of the Company, to be held February 4, 2003 (the "Special Meeting"). In view of the Company's failure to send, or allow the Foundation to send, the statutory notice required to be sent to all shareholders, the meeting date will necessarily be deferred to such later time as the court might order. The purposes for which the Special Meeting is called are:

(i) To consider and vote upon the removal from office of the entire board of Directors of the Corporation, consisting of 12 directors;

(ii) To consider and vote upon the repeal of any amendments to the Company's Bylaws that are adopted by the Company's Board of Directors following the date of this notice;

(iii) To consider and vote upon an amendment to the Company's bylaws to establish the size of the board at three members, with the board having the authority in the future to set the number of directors at not less than three nor more than 12; and

(iv) To consider and vote upon the election of a new full Board of directors, consisting of three directors, to hold office until the next annual meeting of the shareholders of the Corporation, in the event that the entire present Board of Directors is removed from office pursuant to paragraph (i) hereof.

The Reporting Persons have no intention of disposing of or acquiring additional shares of the Company's common stock. The Reporting Persons do not intend to solicit funds from any other person in connection with the Special Meeting, and will bear whatever expenses they may incur.

The Foundation is calling the Special Meeting for the purposes of electing new directors, with the expectation that each member of the new board: will be completely independent of current management; will not contain (at least initially) any inside directors; will have no affiliation with the Foundation or

Roy Mitte or any member of his family; and will provide a fresh assessment of the Board's response to any indication of interest from any third party (including without limitation the Pillar Group) to acquire all or any part of the Company's outstanding equity securities, or to implement a change of control of the Company.

The Reporting Persons have no present intention of soliciting proxies in connection with the Special Meeting other than solicitations conducted in reliance upon the "ten or fewer" exemption provided by Rule 14a-2(b)(2) under the Securities Exchange Act of 1934.

The Reporting Persons have not entered into any agreements, arrangements or understandings with others for the purpose of acquiring, holding, voting or disposing of stock of the Company.

The Reporting Persons do not seek to acquire control of the business of the Company. Instead, the Foundation's purpose in calling the Special Meeting is to remove all current directors (including Roy Mitte and Scott Mitte), and to permit a majority of the Company's shareholders to elect a new, completely independent board.

Other than as described above, the Reporting Persons have no plans or proposals which relate to or would result in the actions described in Items 4(a) through (j) of Schedule 13D.

To the best knowledge and belief of the Reporting Persons, the citizenship of each person named in Appendix A is set forth in Appendix A hereto, and is incorporated herein by reference.

The following information is being included in this Amendment No. 2 in response to the Company's assertions in the Lawsuit that the information should be included in this filing. The Reporting Persons and the Company are involved in a number of controversies with each other. On August 13, 2002, the Audit Committee of the Board of Directors of the Company met with the Company's independent auditors and voted unanimously to conduct an investigation into certain financial matters involving Roy Mitte. The Committee concluded that $630,880 in Roy Mitte's personal expenses had been improperly paid with Company funds or improperly reimbursed to Mr. Mitte without the knowledge or approval of the Company's officers or directors. The Company demanded that Mr. Mitte repay the Company, but for a number of reasons, including Mr. Mitte's belief that the Company owes him money under his Employment Agreement, Mr. Mitte has not done so. In addition, the Board of Directors determined that Roy Mitte suffered from a disability that prevented him from performing his duties as Chairman of the Board, or in the alternative that his conduct constituted breaches of his employment agreement, excusing further performance thereof by the Company. Mr. Mitte has vigorously denied these findings.

The Company makes a number of other assertions in the Lawsuit, including that Roy Mitte caused the Company to make an unauthorized contribution to the Foundation, and that he has breached his fiduciary duties to the Company. Mr. Mitte denies these allegations and intends to vigorously contest them in the Lawsuit.

The Reporting Persons do not believe that the disputes between the Company and the Reporting Persons are relevant to the disclosures required by Schedule 13D. The Reporting Persons are not seeking to put in place a Board of Directors that will be controlled by them. Rather, they are seeking to have a Board of Directors elected that is truly independent both of the Reporting

Persons and of the current management, with the belief that a truly independent Board of Directors can make decisions that are in the best interests of all of the Company's shareholders.

The Reporting Persons did not call the Special Meeting for the purpose of addressing the disputes described above, nor to promote any plans or proposals other than as described above; namely, the proposal to install a new, completely independent board.

Published reports quoting other institutional investors of the Company indicate that they also desire to replace management and/or sell the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Company's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2003.

THE ROY F. AND JOANN COLE MITTE FOUNDATION

By: /s/ Roy F. Mitte

Roy F. Mitte, President

/s/ Roy F. Mitte

Roy F. Mitte

/s/ Joan Cole Mitte

Joann Cole Mitte

/s/ Scott Mitte

Scott Mitte

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Financial Industries Corporation
(Name of Issuer)

Common Stock, par value $.20 per share
(Title of Class of Securities)

317574101
(CUSIP Number)

J. Rowland Cook
Jenkens & Gilchrist, P.C.
2200 One American Center
600 Congress Avenue
Austin, Texas 78701
512-499-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

PRELIMINARY NOTE

This Amendment No. 1 ("Amendment No. 1") amends the original statement on Schedule 13D filed on June 26, 2000 (the "Original Statement") by The Roy F. and Joann Cole Mitte Foundation (the "Foundation"), Roy Mitte, and Joann Mitte (the "Reporting Persons"). The Original Statement, as amended by this Amendment No. 1, is referred to collectively as this "Statement."

This statement is being filed because the Reporting Persons have called a special meeting of the Shareholders of the Company for the purpose of removing all of the current directors and replacing them.

This Amendment No. 1 amends, supplements and restates in whole the following items of this statement to read as follows:

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of the Foundation, Roy F. Mitte, Joann Cole Mitte and Scott Mitte. The Foundation is a not-for-profit corporation organized under the laws of the State of Texas, and exempt from federal income tax under Section 501(a) of the Internal Revenue Code of 1986, as amended, as an organization described in Section 501(c)(3). The address of the Foundation and of Roy F. Mitte, Joann Cole Mitte and Scott Mitte is 6836 Bee Caves Road, Suite 262, Austin, Texas 78746. The Foundation's principal business is the granting of educational scholarship funds to qualifying students. The principal occupation, business addresses and citizenship of each of the directors of the Foundation is set forth on Attachment A. None of the persons or entities on whose behalf this Schedule 13D is being filed has been subject of any proceeding of the type described in Item 2(d) or (e).

Item 4. Purpose of Transaction.

On January 20, 2003, the Foundation, pursuant to Article 2.24(c) of the Texas Business Corporation Act, called for a special meeting of Shareholders of the Company, to be held February 4, 2003 (the "Special Meeting"). The purposes for which the Special Meeting is called are:

(i) To consider and vote upon the removal from office of the entire board of Directors of the Corporation, consisting of 12 directors;

(ii) To consider and vote upon the repeal of any amendments to the Company's Bylaws that are adopted by the Company's Board of Directors following the date of this notice;

(iii) To consider and vote upon an amendment to the Company's bylaws to establish the size of the board at three members, with the board having the authority in the future to set the number of directors at not less than three nor more than 12; and

(iv) To consider and vote upon the election of a new full Board of directors, consisting of three directors, to hold office until the next annual meeting of the shareholders of the Corporation, in the event that the entire present Board of Directors is removed from office pursuant to paragraph (i) hereof.

The Reporting Persons have no intention of disposing of or acquiring additional shares of the Company's common stock. The Reporting Persons do not intend to solicit funds from any other person in connection with the Special Meeting, and will bear whatever expenses they may incur. Such expenses are estimated to be approximately $75,000, unless litigation is brought in connection with the Special Meeting.

The Foundation is calling the Special Meeting for the purposes of electing new directors, with the expectation that each member of the new board: will be completely independent of current management; will not contain (at least initially) any inside directors; will have no affiliation with the Foundation or Roy Mitte or any member of his family; and will provide a fresh assessment of the Board's response to any indication of interest from any third party (including without limitation the Pillar Group) to acquire all or any part of the Company's outstanding equity securities, or to implement a change of control of the Company.

The Reporting Persons have no present intention of soliciting proxies in connection with the Special Meeting other than solicitations conducted in reliance upon the "ten or fewer" exemption provided by Rule 14a-2(b)(2) under the Securities Exchange Act of 1934.

The Reporting Persons have not entered into any agreements, arrangements or understandings with others for the purpose of acquiring, holding, voting or disposing of stock of the Company.

The Reporting Persons do not seek to acquire control of the business of the Company. Instead, the Foundation's purpose in calling the Special Meeting is to remove all current directors (including Roy Mitte and Scott Mitte), and to permit a majority of the Company's shareholders to elect a new, completely independent board.

Other than as described above, the Reporting Persons have no plans or proposals which relate to or would result in the actions described in Items 4(a) through (j) of Schedule 13D.

To the best knowledge and belief of the Reporting Persons, the citizenship of each person named in Appendix A is set forth in Appendix A hereto, and is incorporated herein by reference.

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

March 10, 2003

VIA: UPS OVERNIGHT

OFFICE OF THE GENERAL COUNSEL
DIVISION OF CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20540

Re: Financial Industries Corporation -- Shareholder Proposal Submitted by Heritage Fund Advisors, LLC

Ladies and Gentlemen:

This letter is submitted on behalf of Heritage Fund Advisors, LLC ("Heritage") with respect to its shareholder proposal (the "Proposal") submitted for inclusion in Financial Industries Corporation's (the "Company") upcoming proxy statement and form of proxy (the "Proxy Statement") for the Company's 2003 Annual Meeting. We hereby supplement and amend our letter of February 24, 2003, in opposition to the Company's request to exclude the Proposal from the Proxy Statement (the "Heritage Letter").

On March 2, 2003, the Company issued a press release that is attached as Exhibit A (the "Press Release") announcing that the Company's Board of Directors (the "Board") has determined not to sell the Company. Separate reports in the press indicate that the Company has rejected an earlier offer by the Pillar Group to purchase the Company.

We reiterate our position in Parts I and II.B of the Heritage Letter, and supplement and amend Part II.A of the Heritage Letter, which addresses the "substantially implemented" grounds for exclusion provided by Exchange Act Rule 14a-8(i)(10). The Press Release negates the Company's assertion that the Proposal is moot.

The Heritage Letter states that Heritage submitted the Proposal because it was unhappy with management's performance and the current business strategy. The Heritage Letter further asserts that on several occasions, the Board had indicated by its conduct and statements that it had no intention selling the Company (*see* Heritage Letter, pp. 3-4), and that therefore its behavior was not consistent with, and did not moot, the Proposal. We stated that, under the circumstances, the Board's appointment of a Special

Committee in response to the demands set forth in the Proposal were disingenuous and were intended to position the Company to take improper refuge under Exchange Act Rule 14a-8(i)(10) only for purposes of frustrating shareholder consideration of Heritage's Proposal.

The Board has eliminated the possibility that it will sell the Company, absent a shareholder vote on the Proposal. The Proposal, as we argued in the Heritage Letter, seeks a shareholder vote *on the sale of the Company*, in a properly conducted auction of the business, and does *not* merely request a vote on the hiring of an investment banker or the consideration of strategic alternatives. Because the Company's Board has publicly stated that it has decided not to sell the Company, Heritage's Proposal is even more relevant and timely, and the Company cannot rely on Exchange Act Rule 14a-8(i)(10) to exclude it.

Exclusion of the Proposal would effectively prevent Heritage from communicating with other shareholders and deprive the shareholders of their rightful vote on the Proposal of an extraordinary corporate transaction--the sale of the business. The Company's Press Release provides no information on the factors the Board considered in making its decision and does not discuss the conclusions drawn by Salomon Smith Barney after its analysis of the Company's value. Accordingly omitting the Proposal from the Proxy Statement would hinder the shareholders from expressing their views on the sale of the Company in a manner not permitted under the Commission's Rules.

We hereby submit, pursuant to Exchange Act Rule 14a-8(k), six paper copies of this letter to the Commission. In addition, we are furnishing copies of this letter to the Company and to its outside counsel, Weil, Gotshal & Manges LLP.

If you have any questions or need additional information with regard to matters discussed in this letter, please to do not hesitate to contact the undersigned at (404) 881-7582 or Randy Moore at (404) 881-7794.

Yours very truly,



Ralph F. MacDonald, III

cc: John F. Ray
Dr. Eugene E. Payne
Theodore A. Fleron
Mary R. Korby

ATL01/11389593v1

EXHIBIT A

Press Release	Source: Financial Industries Corporation

Financial Industries Corporation Announces Company Is Not For Sale
Sunday March 2, 8:30 pm ET

AUSTIN, Texas--(BUSINESS WIRE)--March 2, 2003--Upon review of the recommendations of its appointed Special Committee, the Board of Directors of Financial Industries Corporation (FIC) (Nasdaq:FNIN <http://finance.yahoo.com/q?s=fnin&d=t> - News <http://biz.yahoo.com/n/f/fnin.html>) today authorized overwhelmingly the implementation of the business plan of the company's new management team over any other strategic alternative.

"The Special Committee made its recommendations to the Board based on various factors, including the data provided by the investment bankers, Solomon Smith Barney," said Richard Kosson, chairman of the Special Committee. "We determined it is in the best interests of FIC shareholders to allow our new management to implement its business plan for the company. The new plan is designed to pursue profitable growth opportunities and may include marketing alliances, distribution relationships, joint ventures and selective acquisitions that would enhance the growth and profitability of its core insurance businesses."

The members of the Special Committee retained the investment banker at the end of January to perform a valuation analysis of FIC and to explore other strategic alternatives. Among the alternatives considered were a sale of the company consistent with recent unsolicited indications of interest in FIC and various management alternatives including: an increased operating efficiency strategy; a growth through acquisitions strategy; and a marketing alliances strategy. Through an exhaustive study of all business projections and financial assumptions, it was determined that pursuing any, or all, of the management plan was more advantageous to shareholder value than the sale, merger, or consolidation of the company.

The vote of the Board was 10 to 1 in favor of accepting the recommendations of the Special Committee and included the unanimous support of all 5 independent directors.

"The Board has expressed a confidence in the people and management of FIC with this vote," said Eugene E. Payne, President, CEO and Chairman of the Board. "As we continue to implement our growth plan, we look forward to sharing more details of our plan with shareholders."

FIC, through its various subsidiaries, markets and underwrites individual life insurance and annuity products. For more information on FIC, go to <http://www.ficgroup.com>

This release may be considered proxy solicitation material. Information about the participants in such solicitation may be found in a filing on Schedule 14A made with the Securities and Exchange Commission (SEC) on March 3, 2003, or by contacting the Company at 512/404-5000. Shareholders are urged to read the Company's proxy statement carefully when it becomes available because it will contain important information. The proxy statement and other relevant documents will be available for free at the SEC's website at www.sec.gov <http://www.sec.gov>, or by contacting the Company at 512/404-5000.

This release may contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Investors are reminded that these forward-looking statements must be considered in conjunction with the cautionary warnings and risk-factors which are detailed in the Company's most recent Annual Report on Form 10-K , Quarterly Report on Form 10-Q, and its other filings with the Securities and Exchange Commission. FIC is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contact:

Financial Industries Corporation, Austin
Bob Bender, 512/404-5080
bbender@ficgroup.com <mailto:bbender@ficgroup.com>

Source: Financial Industries Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Financial Industries Corporation
Incoming letter dated February 13, 2003

The proposal requests that the board appoint a committee of independent directors and engage a qualified investment bank to explore, receive and evaluate alternatives and proposals to enhance the value of the company, including, but not limited to the sale, merger, consolidation or sale of all or substantially all of its assets and business.

There appears to be some basis for your view that Financial Industries may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Financial Industries omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Financial Industries relies.

We note that Financial Industries did not file its statement of objections to including the proposal in its proxy materials at least 80-days before the date on which it will file definitive proxy materials as required under rule 14a-8(j). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Keir D. Gumbs
Special Counsel